SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Intricon Corporation

(Name of Issuer)

Common Stock
(Title of Class of Securities)

46121H109
(CUSIP Number)

February 10, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 46121H109

1.	Name of Reporting Person Palisade Capital Management, L.L.C., Tax ID#: 22-3330049
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: New Jersey

Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 324,754 shares
	6.	Shared Voting Power: 114,212 shares
	7.	Sole Dispositive Power: 438,966 shares
	8.	Shared Dispositive Power: 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 438,966 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 5.00%(1)
12.	Type of Reporting Person (See Instructions): IA

(1) Based on 8,778,963 outstanding shares of common stock as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 8, 2019.

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CUSIP No. 46121H109

Item 1

(a)	Name of Issuer:

INTRICON CORPORATION.

(b)	Address of Issuer’s Principal Executive Offices:

1260 Red Fox Road

Arden Hills, MN 55112

Item 2

(a)	Name of Person Filing:

Palisade Capital Management, L.L.C.

(b)	Address of Principal Business Office or, if none, Residence:

One Bridge Plaza, Suite 695, Fort Lee, NJ 07024

(c)	Citizenship:

New Jersey

(d)	Title of Class of Securities:

Common stock

(e)	CUSIP Number:

46121H109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J):

(k) ☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

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CUSIP No. 46121H109

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

438,966 shares

(b)	Percent of class:

5.00%*

* Based on 8,778,963 outstanding shares of common stock as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

324,754 shares

(ii)	Shared power to vote or to direct the vote:

114,212 shares

(iii)	Sole power to dispose or to direct the disposition of:

438,966 shares

(iv)	Shared power to dispose or to direct the disposition of:

0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following []:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person’s clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person’s interest relates to more than five percent of the class. No client account contains more than five percent of the class.

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CUSIP No. 46121H109

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 46121H109

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

Palisade capital management, l.l.c.

By:

/s/ Dennison Veru
Name:	Dennison Veru
Title:	Managing Member

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